UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d‑1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

ONEWATER MARINE INC.
(Name of Issuer)

CLASS A COMMON STOCK, $.01 PAR VALUE
(Title of Class of Securities)

8280L 101
(CUSIP Number)

ANTHONY M. AISQUITH
PRESIDENT AND CHIEF OPERATING OFFICER
ONEWATER MARINE INC.
6275 LANIER ISLANDS PARKWAY
BUFORD, GEORGIA 30518
(855) 208-4359

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 30, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note.  Schedules filed in paper format shall include a signed original and five copes of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Anthony M. Aisquith

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,978 (a)(b)

	8	SHARED VOTING POWER
693,423 (c)

	9	SOLE DISPOSITIVE POWER
4,978 (a)(b)

	10	SHARED DISPOSITIVE POWER
693,423 (c)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
698,401

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.0% (d)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(a) Includes 4,978 shares of Class A common stock, par value $0.01 per share (“Class A Common Stock”) of OneWater Marine Inc. (the “Issuer”), each such share of Class A Common Stock held directly by Mr. Aisquith and over which he exercises sole voting and dispositive power.
(b) Does not include 73,141 unvested restricted stock units, which do not settle within 60 days of June 30, 2021. Until settled, Mr. Aisquith has no voting or dispositive power over the Class A common stock underlying the restricted stock units.
(c) Includes 693,423 shares of Class A Common Stock held directly by Russell County Properties, LP, a Nevada limited partnership (“Russell LP”). The general partner of Russell LP is Russell County General, Inc., a Nevada close corporation (“Russell Inc.”), for which Mr. Aisquith’s spouse, Yesica Ziobrowski Aisquith, is the President and has voting and investment control over shares held by Russell LP.
(d)  Based on an estimate of 11,661,575 shares of Class A Common Stock outstanding on June 30, 2021.

Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS
Yesica Ziobrowski Aisquith

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
693,423 (a)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
693,423 (a)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
693,423

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.0% (b)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(a) Includes 693,423 shares of Class A Common Stock held directly by Russell LP. The general partner of Russell LP is Russell Inc., for which Mrs. Aisquith is the President and has voting and investment control over shares held by Russell LP.
(b) Based on an estimate of 11,661,575 shares of Class A Common Stock outstanding on June 30, 2021.

Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS
Russell County Properties, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
693,423 (a)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
693,423 (a)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
693,423

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.0% (b)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(a) Includes 693,423 shares of Class A Common Stock held directly by Russell LP. The general partner of Russell LP is Russell Inc., for which Mrs. Aisquith is the President and has voting and investment control over shares held by Russell LP.
(b)  Based on an estimate of 11,661,575 shares of Class A Common Stock outstanding on June 30, 2021.

Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS
Russell County General, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
693,423 (a)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
693,423 (a)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
693,423

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.0% (b)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(a) Includes 693,423 shares of Class A Common Stock held directly by Russell LP. The general partner of Russell LP is Russell Inc., for which Mrs. Aisquith is the President and has voting and investment control over shares held by Russell LP.
(b)  Based on an estimate of 11,661,575 shares of Class A Common Stock outstanding on June 30, 2021.

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ITEM 1.	SECURITY AND ISSUER.

This Schedule 13D relates to the Class A common stock, par value $0.01 per share (the “Class A Common Stock”), of OneWater Marine Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 6275 Lanier Islands Parkway, Buford, Georgia 30518.

ITEM 2.	IDENTITY AND BACKGROUND.

The reporting persons filing this Schedule 13D are Anthony M. Aisquith, his spouse Yesica Ziobrowski Aisquith, Russell County Properties, LP, a Nevada limited partnership (“Russell LP”), and Russell County General, Inc., a Nevada close corporation (“Russell Inc.). The general partner of Russell LP is Russell Inc., for which Mrs. Aisquith is the President and has voting and investment control over the Class A Common Stock held by Russell LP and for which Mr. Aisquith is the Treasurer and Secretary. Mr. Aisquith and Mrs. Aisquith are the sole limited partners of Russell LP and the sole stockholders of Russell Inc.

The business address of Mr. Aisquith, Mrs. Aisquith, Russell LP and Russell Inc. is 4695 Whitestone Way, Suwanee, Georgia 30024.

Mr. Aisquith’s principal occupation is President and Chief Operating Officer of the Issuer, a premium recreational boat retailer.  Mrs. Aisquith’s principal occupation is small business owner.  The principal business of Russell LP and Russell Inc. is to hold family investments.

Mr. Aisquith and Mrs. Aisquith are citizens of the United States, Russell LP is a Nevada limited partnership and Russell Inc. is a Nevada close corporation.

None of Mr. Aisquith, Mrs. Aisquith, Russell LP nor Russell Inc. have, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth in Item 2, Item 4, Item 5 and Item 6 is hereby incorporated by reference in its entirety.

Prior to the Issuer’s initial public offering of Class A Common Stock (the “IPO”), Mr. Aisquith held an equity interest in One Water Marine Holdings, LLC (“OneWater LLC”), which was acquired in connection with the founding of the Issuer. Pursuant to the reorganization that occurred in connection with the Issuer’s IPO, Mr. Aisquith’s equity ownership in OneWater LLC was converted into newly issued common units in OneWater LLC (the “Common Units”), together with an equal number of shares of Class B common stock, par value $0.01 per share (the “Class B Common Stock”) of the Issuer. At the request of the holder, each Common Unit of OneWater LLC may be coupled with a share of Class B Common Stock and redeemed for, at the Issuer's election and subject to certain restrictions in the Fourth Amended and Restated Limited Liability Company Agreement of OneWater LLC (the “OneWater LLC Agreement”), newly-issued shares of Class A Common Stock of OneWater Marine Inc. on a one-for-one basis or for a cash payment to be determined pursuant to the OneWater LLC Agreement for each Common Unit redeemed.

Page 6 of 10 Pages

Additionally, on March 10, 2020, Mr. Aisquith acquired 2,000 shares of the Issuer’s Class A Common Stock at a purchase price of $8.31 per share in the open market with personal funds.  Also, the Issuer has issued restricted stock units to Mr. Aisquith in connection with his service as the President and Chief Operating Officer of the Issuer, which units vest on an annual basis based on the grant date.

On June 1, 2021, Mr. Aisquith gifted his 693,423 Common Units and Class B Common Stock to Russell LP, a family limited partnership, for estate planning purposes. On June 30, 2021, the Issuer elected to redeem Russell LP’s 693,423 Common Units and shares of Class B Common Stock for 693,423 shares of Class A Common Stock.

ITEM 4.	PURPOSE OF TRANSACTION.

The Class A Common Stock described herein was acquired by the Reporting Persons for investment purposes. Other than the Russell 10b5-1 Plan (defined below), the Reporting Persons have no present plans or proposals for disposition of the shares beneficially owned by them or for acquisition of additional shares. The Reporting Persons, however, expect to evaluate on a continuing basis their goals and objectives, other business opportunities available to them, and general economic and equity market conditions, as well as the Issuer’s business operations and prospects. Based on such evaluations, Mr. Aisquith and the other Reporting Persons may change their plans and intentions and may determine to sell or otherwise dispose of some or all of the shares beneficially owned by them or to acquire additional shares. In addition, the Reporting Persons may, from time to time, transfer shares beneficially owned by them for tax or other economic planning purposes.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF ISSUER.

The information set forth in Item 2, Item 3, Item 4 and Item 6 is hereby incorporated by reference in its entirety.

a.
Based on an estimate of 11,661,575 shares of the Issuer’s Class A Common Stock outstanding as of June 30, 2021, the shares of Class A Common Stock held by the Reporting Persons constitute an aggregate of 6.0% of the outstanding shares of Class A Common Stock of the Issuer. Please see row 13 of the applicable cover sheet to this Schedule 13D for each Reporting Person’s individual percentage ownership of the shares of Class A Common Stock of the Issuer.

Each Reporting Person disclaims beneficial ownership of the reported Class A Common Stock except to the extent of such Reporting Person’s pecuniary interest therein, and this statement shall not be deemed an admission that such Reporting Person is the beneficial owner of the reported Class A Common Stock for the purposes of Section 13(d) of the Act or any other purpose.

b.	With respect to the number of shares of Class A Common Stock as to which each Reporting Person has:

i.	sole power to vote or to direct the vote with respect to such shares, please see row 7 of the applicable cover sheet to this Schedule 13D for such Reporting Person;

Page 7 of 10 Pages

ii.	shared power to vote or to direct the vote with respect to such shares, please see row 8 of the applicable cover sheet to this Schedule 13D for such Reporting Person;

iii.	sole power to dispose or direct the disposition of such shares, please see row 9 of the applicable cover sheet to this Schedule 13D for such Reporting Person; and

iv.	shared power to dispose or to direct the disposition of such shares, please see row 10 of the applicable cover sheet to this Schedule 13D for such Reporting Person.

c.
The information contained in Item 3 and Item 4 to this Schedule 13D is incorporated by reference herein. Except as disclosed in this Schedule 13D, none of the Reporting Persons has effected transactions in the Class A Common Stock in the past 60 days.

d.
The right to receive dividends from, and proceeds from the sale of, the shares of Class A Common Stock and Class B Common Stock held of record and/or beneficially owned by Russell LP and Russell Inc. is governed by their respective limited partnership agreements and organizational documents, as applicable, of each of such entities, and such dividends or proceeds may be distributed with respect to such limited partnership or equity interests.

e.	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth in Item 2, Item 3, Item 4 and Item 5 is hereby incorporated by reference in its entirety.

Mr. Aisquith is a party to an Employment Agreement with OneWater LLC dated February 11, 2020 (the “Employment Agreement”). Among other things, the Employment Agreement provides for accelerated vesting of certain equity awards of Mr. Aisquith in the event of his death. If such acceleration occurs, the equity awards would be settled in shares of Class A Common Stock.

On June 1, 2021, pursuant to Rule 10b5-1 of the Securities Exchange Act of 1934, as amended,  Russell LP entered into a 10b5-1 sales plan (the “Russell 10b5-1 Plan”), a form of which is filed as an exhibit hereto, with Truist Investment Services, which provides for the sale of up to 200,000 shares of Class A Common Stock, subject to certain price, volume and other restrictions. The amount and timing of any sales, if any, may vary and will be based on market conditions, share price and other factors.

To the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such Reporting Persons and any person with respect to any securities of the Issuer.

The descriptions contained in this Statement on Schedule 13D of the Employment Agreement and the Russell 10b5-1 Plan are summaries only and are qualified in their entirety by the actual terms of each such agreement, which are incorporated herein by this reference. See Item 7 “Material to be Filed as Exhibits.”

Page 8 of 10 Pages

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.	Description
7.1
Employment Agreement, dated as of February 11, 2020, between One Water Marine Holdings, LLC and Anthony Aisquith (incorporated by reference to Exhibit 10.7 to the Registrant’s Current Report on Form 8-K, File No. 001-39213, filed with the Commission on February 18, 2020).

7.2	Form of Rule 10b5-1 Sales Plan of Russell County Properties, LP, dated June 1, 2021.
99.1	Joint Filing Agreement, dated as of June 30, 2021, by and among the Reporting Persons.

Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 30, 2021	/s/ Anthony Aisquith
Anthony Aisquith

Page 10 of 10 Pages